UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act Of 1934

FOR THE MONTH OF SEPTEMBER 2009

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Entry into a Material Definitive Agreement

On September 25, 2009, Xinyuan Real Estate Co., Ltd. (“Xinyuan”) entered into an Equity Transfer and Profit Distribution Agreement with Zhengzhou General Construction Investment Company and Zhengzhou Jiantou Project Consulting Co., Ltd. (collectively known as “Sellers”), pursuant to which Xinyuan, through its indirect wholly owned subsidiary Henan Xinyuan Real Estate Co., Ltd. (“Xinyuan China”), may acquire the remaining 55 percent interest (the “Acquired Shares”) in Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”) not currently owned by Xinyuan.

Pursuant to the Equity Transfer and the Profit Distribution Agreement, the purchase price for the Acquired Shares is US$3.97 million in cash. As part of the transaction, Jiantou Xinyuan will make distributions of US$26.8 million to the Sellers in the aggregate and US$21.9 million to Xinyuan China prior to completion of the transaction.

The closing of the transaction is subject to certain conditions precedent, such as government approvals, which include approval of the transfer of state-owned assets, given that the Sellers are state-owned enterprises, and payment of the distributions described above. Xinyuan anticipates that, subject to receipt of all required consents and approvals, the transaction will close by the end of 2009. The Equity Transfer and the Profit Distribution Agreement also provides for payment of liquidated damages in the event of breach.

The foregoing description of the Equity Transfer and Profit Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Equity Transfer and Profit Distribution Agreement, which is filed as Exhibit 99.1 to this Report and is incorporated herein by reference. The Equity Transfer and Distribution Agreement has been included to provide information regarding the terms of the purchase of the Acquired Shares. It is not intended to provide any other factual information about the Xinyuan or Xinyuan China.

Other Events

On September 30, 2009, Xinyuan issued a press release announcing that it entered into the Equity Transfer and Profit Distribution Agreement. The full text of the press release is furnished as Exhibit 99.2 to this Current Report on Form 6-K.

Page
Signature	4
Exhibit Index	5

EX-99.1 Equity Transfer and Profit Distribution Agreement
EX-99.2 Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/S/ THOMAS GURNEE
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: September 30, 2009

EXHIBIT INDEX

Exhibit Number	Description

99.1	Equity Transfer and Profit Distribution Agreement

99.2	Press Release

Exhibit 99.1

XINYUAN REAL ESTATE CO., LTD. ANNOUNCES AGREEMENT TO

ACQUIRE REMAINING EQUITY INTEREST IN JIANTOU XINYUAN JOINT

VENTURE

BEIJING, China, September 30, 2009 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced that its wholly owned subsidiary, Henan Xinyuan Real Estate Co., Ltd. (“Xinyuan China”), has signed an agreement to acquire the remaining 55% equity interest in Zhengzhou Jiantou Xinyuan Real Estate Co. (“Jiantou Xinyuan”) it does not already own, making Xinyuan the sole owner of Jiantou Xinyuan.

Jiantou Xinyuan is a joint venture among Zhengzhou General Construction Investment Company (“Jiantou Construction”), which holds 50% of Jiantou Xinyuan shares; Zhengzhou Jiantou Project Consulting Co., Ltd. (“Engineering Consulting Company”), which holds 5% of Jiantou Xinyuan shares; and Xinyuan China, which holds 45% of Jiantou Xinyuan shares. In this share transfer, Xinyuan will acquire, through Xinyuan China, the Jiantou Xinyuan shares held by Jiantou Construction and Engineering Consulting Company (the “Acquired Shares”). The transfer is subject to government approval, including approval procedures for transfer of state-owned assets, given that Jiantou Construction and Engineering Consulting Company are state-owned enterprises, and is expected to close by the end of 2009.

Xinyuan’s 45% interest in Jiantou Xinyuan contributed net income of US$1.0 million and US$2.5 million to first quarter and second quarter 2009 results.

Per the agreement, Jiantou Xinyuan will distribute dividends of US$26.8 million to Jiantou Construction and Engineering Consulting Company in the aggregate and US$21.9 million to Xinyuan China prior to completion of the transaction. Per the agreement, Xinyuan China will pay Jiantou Construction and Engineering Consulting Company US$3.97 million in cash in the aggregate for full ownership of the Acquired Shares.

As of June 30, 2009, Jiantou Xinyuan had three active projects as follows:

Project Name	Unsold GFA as of Jun 30, 09 (‘000)	Estimated completion date
International City Garden	42.6	Q1 2010
City Mansion, International Plaza, International City Garden	8.4	Q4 2009
YiPin Xiangshan	61.8	Q2 2010
Total	112.8

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Jiantou Xinyuan owns two adjacent parcels of undeveloped land located in Zhengzhou with total gross floor area (GFA) of 198,400 square meters.

“We are optimistic about the growth opportunities for our Company as we look forward to taking full ownership of Jiantou Xinyuan,” said Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer. “Jiantou Xinyuan owns two prime undeveloped adjacent parcels of land in Zhengzhou on which we would hope to commence construction in 2010. In addition Jiantou Xinyuan has three late stage properties that are expected to generate positive cash flows through the first half of 2010. Combined with our recently announced land acquisition in the Zhengzhou East Development Area, we are building our pipeline for expansion, further increasing our presence in Zhengzhou, and positioning the Company for revenue growth in 2010 and beyond.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 34.5 million people in six strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to complete our property developments on time or at all; any construction delays, or failure to complete a project according to our planned specifications or budget, may delay our property sales, which could harm our revenues, cash flows and our reputation; the recognition of our real estate revenue and costs relies upon our estimation of total project sales value and costs; we may forfeit land to the PRC government if we fail to comply with procedural requirements applicable to land grants from the government or the terms of the land use rights grant contracts; we may fail to obtain, or may experience material delays in obtaining, necessary government approvals for any major property development, which will adversely affect our

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business; there can be no guarantee that the transaction will be completed, or if it is completed, that it will close within the anticipated time period; we are subject to potential environmental liability; we may not receive government approval, including the approval for transfer of state-owned assets which is necessary given that Jiantou Construction and Engineering Consulting Company are state-owned enterprises; PRC economic, political and social conditions as well as government policies can affect our business, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2008. All information provided in this press release is as of September 30, 2009. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Director of Investor Relations

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

In the United States:

Mr. Bill Zima

ICR, LLC

Tel: +1 (203) 682-8200

Email: Bill.zima@icrinc.com

Ms. Kate Messmer

ICR, LLC

Tel: +1 (203) 682-8338

Email: kate.messmer@icrinc.com

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Exhibit 99.2

[English reference translation]

Equity Transfer and Profit Distribution

Agreement

among

Zhengzhou General Construction Investment Company

and

Zhengzhou Jiantou Project Consulting Co., Ltd.

and

Henan Xinyuan Real Estate Co., Ltd.

and

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd.

September 2009

Appendix I:	Profit Distribution Plan of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd.

Appendix II:	Summary of Project Information

This Equity Transfer and Profit Distribution Agreement (Agreement) is entered into on 25 September 2009 (Execution Date) in Zhengzhou, Henan Province, People’s Republic of China (PRC) among:

(1)	Zhengzhou General Construction Investment Co., Ltd. (Jiantou Company), a legal entity established under the laws of the PRC, with its registered address at No. 1 You Ai Road, Zhongyuan District, Zhengzhou, PRC, whose legal representative is Chen Xin;

(2)	Zhengzhou Jiantou Engineering Consulting Co., Ltd. (Engineering Consulting Company), a legal entity established under the laws of the PRC, with its registered address at No. 152, Songshan Road, Zhengzhou, PRC, whose legal representative is Chen Min;

(Jiantou Company and Engineering Consulting Company are collectively the Transferor.)

(3)	Henan Xinyuan Real Estate Co., Ltd. (Xinyuan Company or the Transferee), a legal entity established under the laws of the PRC, with its registered address at Building No. 43, Xinyuan Minjia, No. 18 Xinyuan Road, Zhengzhou, PRC, whose legal representative is Zhang Yong;

and

(4)	Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (Jianxin Company), a legal entity established under the laws of the PRC, with its registered address at No.1 Youai Road, Zhongyuan District, Zhengzhou, PRC, whose legal representative is Qin Guangyuan.

(Individually a Party and collectively the Parties.)

RECITALS

A.	Jiantou Company and Engineering Consulting Company hold 50% and 5% of the equity interests (Equity) in Jianxin Company, respectively.

B.	The profit distribution plan (attached hereto as Appendix I, Profit Distribution Plan) was approved by a shareholders meeting of Jianxin Company on 25 September 2009. In accordance with the Profit Distribution Plan, Jianxin Company will distribute RMB three hundred and thirty-one million, three hundred and fifty-four thousand (RMB 331,354,000) in profits to Jiantou Company, Engineering Consulting Company and Xinyuan Company. Of

this amount, RMB one hundred and eighty-two million, two hundred and forty-four thousand, seven hundred (RMB 182,244,700) will be distributed to Jiantou Company and Engineering Consulting Company, and RMB one hundred and forty-nine million, one hundred and nine thousand, three hundred (RMB 149,109,300) will be distributed to Xinyuan Company.

C.	Distribution of Profits

Pursuant to the Profit Distribution Plan, Jianxin Company will distribute RMB three hundred and thirty-one million, three hundred and fifty-four thousand (RMB 331,354,000) in profits to Jiantou Company, Engineering Consulting Company and Xinyuan Company (subject to the 31 August 2009 benchmark date for evaluation). Of this amount, RMB one hundred and sixty-five million, six hundred and seventy-seven thousand (RMB 165,677,000) will be distributed to Jiantou Company, RMB sixteen million, five hundred and sixty-seven thousand, seven hundred (RMB 16,567,700) will be distributed to Engineering Consulting Company and RMB one hundred and forty-nine million, one hundred and nine thousand, three hundred (RMB 149,109,300) will be distributed to Xinyuan Company. The specific distribution plan is as follows:

	C.1	The Parties agree that within 30 days after the Execution Date, Jianxin Company shall distribute RMB one hundred and five million (RMB 105,000,000) of its distributable profits to Jiantou Company and Engineering Consulting Company (in cash), and RMB eighty-five million, nine hundred and nine thousand, ninety-one (RMB 85,909,091) of its distributable profits to Xinyuan Company.

	C.2	Of the remaining distributable profits, the Parties agree that, prior to the date of the completion of the amendments to the industrial and commercial registration, Jianxin Company will distribute RMB seventy-seven million, two hundred and forty-four thousand, seven hundred (RMB 77,244,700) to the Transferor (in cash) and RMB sixty-three million, two hundred thousand, two hundred and nine (RMB 63,200,209) to Xinyuan Company.

	C.3	If the Transferee or Jianxin Company fails to perform any of its obligations in this Agreement, the Transferor will have the right to suspend performance of its obligations in this Agreement.

D.	The Transferor has agreed to transfer the Equity to the Transferee, and the Transferee agrees to accept such transfer.

NOW, THEREFORE, the Parties, after mutual consultation, agree as follows:

1.	Condition Precedent

The Parties agree that the fulfillment of the profit distribution hereunder to the Transferor, as set forth in the Recitals section, is a condition precedent for the Equity Transfer and completion of the amendments to the industrial and commercial registration.

2.	Equity Transfer

	2.1	Sale and Transfer. Subject to and in accordance with the terms and conditions set forth in this Agreement, the Transferor hereby agrees to sell and transfer the Equity to the Transferee free and clear of all encumbrances or pledges of any kind, and the Transferee agrees to accept and purchase the Equity from the Transferor (Equity Transfer). Upon the signing of this Agreement by the Parties, the Transferor shall cease to enjoy any rights or interests, or bear any obligations in respect of the Equity except for the profit distribution hereunder and its claim for the Transfer Price, unless otherwise provided for herein. Upon the completion of the amendment to the industrial and commercial alteration registration by Jianxin Company, the Transferee shall enjoy all rights and interests as well as bear all obligations in respect of the Equity.

	2.2	Conditions. In entering into this Agreement, the Transferee is not relying on any representations or warranties of the Transferor other than those set forth in Article 4.

	2.3	Execution Date. This Agreement will be effective upon the signing hereof by the Parties or their respective authorized representatives and approval by the relevant government authorities.

	2.4	Consideration and Payment.

		2.4.1	The Parties agree that the purchase price for the Equity shall be RMB twenty-seven million, seven hundred and fifty-five thousand, three hundred (RMB 27,755,300) (to be paid in cash) (Transfer Price).

		2.4.2	The Transfer Price shall be paid by the Transferee to a bank account designated by the Transferor within 90 days after the completion date of the Equity Transfer (the date when an amended business license is issued to Jianxin Company certifying that Xinyuan Company owns 100% of Jianxin Company’s equity, (the date of the completion of the amendments to the industrial and commercial registration, Equity Transfer Completion Date). If there are clear stipulations on the transfer of state-owned property rights under relevant laws and regulations which conflict with the terms hereunder, such stipulations shall prevail.

3.	Registration and Required Approvals

	3.1	State-owned Assets Transfer Procedures

After the Execution Date, the Transferor shall prepare all documents and conduct all of the transaction and approval procedures required for the completion of the Equity Transfer with the competent administrative authority for state-owned assets. Each of the other Parties shall cooperate with the Transferor to conduct such procedures, including without limitation the execution of the required application documents.

	3.2	Other Registration Formalities

Each of the other Parties shall cooperate with Jianxin Company to conduct the registration procedures for the Equity Transfer with the local State Administration for Industry and Commerce and other relevant government authorities (Registration). The Transferor shall undertake without limitation the following:

		3.2.1	obtain the required approval documents for the Equity Transfer from the relevant government authorities (including without limitation approval documents for the Equity Transfer from the competent administrative authority for state-owned assets);

		3.2.2	cause Jianxin Company to issue a shareholders meeting resolution approving the Equity Transfer; and

		3.2.3	prepare other documentation necessary to complete the Registration.

	3.3	Transferee’s Rights. The Transferee may assist the Transferor to complete the Registration for the Equity Transfer, including without limitation directly or indirectly assisting with the Registration procedures. The Transferor shall comply with a request from the Transferee to assist with the Registration procedures, and shall accept the Transferee’s recommendations for completing such Registration.

	3.4	Registration Documents. Immediately upon the completion of the Registration, the Transferor shall deliver to the Transferee all documentation evidencing the completion of the Registration, including without limitation Jianxin Company’s amended shareholders register and articles of association of Jianxin Company.

4.	Representationsand Warranties

	4.1	The Transferor hereby represents and warrants to the Transferee that:

		4.1.1	it has all requisite power and authority to execute this Agreement and to consummate the transactions contemplated hereunder;

		4.1.2	this Agreement constitutes legal, valid and binding obligations enforceable against it in accordance with the terms and conditions hereof;

		4.1.3	the execution, delivery and performance of this Agreement or any related document to which it is a party will not contravene, conflict with, or result in a violation of any provision of any contract, agreement, understanding, other legal arrangement, laws or orders to which it is subject;

4.1.4	it has secured the necessary written consent of the Transferor’s general manager office and/or board of directors, and also filed with the competent administrative authority for state-owned assets and other relevant administrative authorities for approval in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereunder; and it agrees and warrants to conduct the relevant examination and approval procedures within a reasonable time period and in accordance with any statutory time limitations;

4.1.5	the Equity is free from any encumbrance, pledge, third party right, or freezing measure (whether temporary or permanent) issued by a court, arbitral tribunal or other administrative authority;

4.1.6	to the best of its knowledge:

	4.1.6.1	as of the Execution Date, the books and records of Jianxin Company accurately reflect Jianxin Company’s current financial status;

	4.1.6.2	Jianxin Company has not violated any law of the PRC; and

	4.1.6.3	there is no lawsuit, third party claim, order or administrative penalty or investigation pending against Jianxin Company by any third party, court, administrative authority (such as taxation authority) or arbitral tribunal.

4.1.7	Starting from the Execution Date and continuing until the Equity Transfer Completion Date, it will ensure that Jianxin Company is able to operate normally in accordance with Jianxin Company’s internal control provisions and applicable laws and regulations; and it will ensure that any disposal or encumbrance of assets or material act of Jianxin Company is approved by the Transferee, and will ensure the financial records and profit and loss records of Jianxin Company are adjusted accordingly.

	4.2	The Transferee hereby represents and warrants to the Transferor that:

		4.2.1	it is a legal entity incorporated in accordance with the laws of the PRC, and it has the requisite civil capacity and capability to enter into and perform this Agreement according to the law. It can independently bear civil liabilities and has obtained all of the requisite and legal internal and external approvals and authorizations in connection with the signing of this Agreement.

		4.2.2	Starting from the Execution Date and continuing until the Equity Transfer Completion Date, any disposal of assets or security created relating to Jianxin Company shall only be for the purpose of fulfilling the profit distribution to the Transferor or payment of the Transfer Price contemplated under this Agreement. If profits are not distributed to the Transferor as stated herein, or prior to the payment of the Transfer Price any assets are disposed or security is created relating to Jianxin Company for a different purpose by the Transferee, the Transferor may continue to exercise its shareholder veto rights and withdraw from the transaction.

5.	Undertakings of the Transferor

	5.1	The Transferor agrees to bear all liabilities and losses incurred by Jianxin Company in connection with the development of the Zi Jin Yuan Project described in Appendix II (including any expense, tax or loss incurred after the completion of the Equity Transfer and prior to the registration and conveyance of all assets connected with aforesaid project). The Transferor shall obtain ownership over all of the assets for the Zi Jin Yuan Project, and bear all related costs for the same. For the avoidance of doubt, the Transferor agrees herein to waive the debts owed to it by Jianxin Company for the development of the Zi Jin Yuan Project.

The Transferor and Jianxin Company shall enter into an agreement for the transfer of assets connected with the Zi Jin Yuan Project and fully perform the same (including without limitation the delivery of the construction materials, registration of the property rights and conveyance documents, and stipulation of the relevant assets and liabilities for the project). Such agreement must comply with the relevant provisions herein, provided that the asset and liability figures set forth in this Agreement conform to those set forth in the audit reports prepared by the auditor(s) for the project.

	5.2	Jianxin Company may continue to operate in the name of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. after the completion of the Equity Transfer until the completion of all the projects which began prior to the Equity Transfer Completion Date (for the avoidance of doubt, the said projects include the International City Garden Project, City Apartment Project, International Plaza Project and Yi Pin Xiang Shan Project; the detailed information for these projects is set forth in Appendix II). Prior to the completion of the projects mentioned above, the Transferor shall not claim for any right to or in the name of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd.

	5.3	The Transferor may assist the Transferee and Jianxin Company to complete the state-owned land-use rights application procedures relating to the No.8 and No. 9 parcels of land for the Yi Pin Xiang Shan project, including without limitation signing and submitting the relevant application documents and negotiating with the relevant government authorities.

	5.4	The work handover for the management personnel dispatched by the Transferor shall be completed within seven days after the Equity Transfer Completion Date.

6.	General Undertakings of the Transferee

	6.1	The Transferee will pay the Transfer Price at the agreed upon time after the Equity Transfer Completion Date; and

	6.2	The Transferee will ensure that the funds for the payment of the profit distribution hereunder and the Transfer Price originate from legal sources.

7.	Transition Period

The period starting from the Execution Date to the Equity Transfer Completion Date shall be deemed the “transition period”.

	7.1	Rights and obligations of the Transferor during the transition period:

		7.1.1	The Transferor will assist Jianxin Company with the normal operation of its business, amendments to its articles of association and equity registration;

		7.1.2	The Transferor will exercise its shareholder rights solely for the performance of this Agreement; and

		7.1.3	The Transferor will ensure that the management personnel dispatched by it to Jianxin Company shall exercise their relevant duties solely in furtherance of the performance of this Agreement.

	7.2	Rights and obligations of the Transferee during the transition period.

		7.2.1	The Transferee will perform its obligations hereunder;

		7.2.2	The Transferee will, after the Execution Date, be responsible for the profits and losses of Jianxin Company as well as the losses and liabilities incurred during its business operations (including without limitation the civil and administrative liabilities of its legal representative).

8.	Breach

	8.1	Events of Breach. The occurrence of any one or more of the following events shall constitute a breach of this Agreement:

		8.1.1	any Party has materially breached the terms herein or has failed to perform in any material respect its obligations hereunder, and such breach or non-performance has not been remedied for a period of 10 days after receipt of a written notice regarding the same from the Party requesting such remedy; or

		8.1.2	any representation or warranty made by any Party proves to have been false or misleading in any material respect.

	8.2	Liabilities for Breach.

		8.2.1	If the Transferor commits a breach of this Agreement which results in this Agreement being unable to be performed, the Transferor shall pay 0.3% of the Transfer Price as liquidated damages;

		8.2.2	If the Transferee fails to pay the agreed upon Transfer Price, it shall pay liquidated damages to the Transferor at a rate of 0.3% of the Transfer Price for each day of delay until the Transfer Price is paid in full.

		8.2.3	If the Transferor breaches this Agreement, or any of its representations or warranties is proved to be false or misleading in any material respect, it shall be liable to compensate the Transferee and Jianxin Company for any and all losses caused to either of them as a result of the breach; and

		8.2.4	If the Transferee commits a breach of this Agreement, it shall be liable to compensate the Transferor for any and all losses caused to it as a result of the breach. If the Transferee delays payment of the Transfer Price in violation of this Agreement, it shall pay liquidated damages to the Transferor at a rate of 0.3% of the Transfer Price for each day of delay.

9.	Additional Matters

	9.1	The Transferor shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional consents, documents and other instruments as the Transferee may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

	9.2	Jianxin Company shall ensure that the Transferee pays the Transfer Price at the agreed upon time, and provide a performance bond to bear joint and several liabilities in favor of the Transferor. Further, Jianxin Company warrants that it has obtained all requisite legal internal and external approvals and authorizations for such performance bond.

10.	Miscellaneous

	10.1	Amendments. The provisions of this Agreement may not be waived, modified or amended except by an instrument in writing signed by the Parties (which instrument shall be attached as an Appendix hereto).

	10.2	No Waiver. Failure or delay on the part of any Party to exercise any right under this Agreement shall not operate as a waiver thereof.

	10.3	Severability. The invalidity of any provision of this Agreement shall not affect the validity of any unrelated provision of this Agreement.

	10.4	Taxes and Duties. The Parties shall each be responsible for their own stamp duties and other governmental fees, taxes and other reasonable expenses (including reasonable legal fees) incurred in connection with the Equity Transfer hereunder and the preparation of this Agreement.

	10.5	Successors. This Agreement shall be binding upon the Parties and upon their respective successors and assignees (if any).

	10.6	Governing Law. The execution, validity, interpretation and implementation of this Agreement and the settlement of disputes hereunder shall be governed by the laws of the PRC.

	10.7	Dispute Resolution

If any dispute arises out of or in connection with this Agreement, the Parties shall attempt in the first instance to resolve such dispute through friendly consultation or mediation. If the dispute cannot be resolved in the above manner within 30 days after the commencement of consultations, the Parties agree to resolve such dispute in accordance with Article 10.7.1.

	10.7.1	submit such dispute to the Zhengzhou Arbitration Commission for arbitration:

		10.7.1.1	Such arbitration will be conducted by a sole arbitrator appointed in accordance with the commission’s then-current rules; and

		10.7.1.2	the arbitration will be held in Zhengzhou and conducted in the Chinese language, with the arbitral award being final and binding upon the Parties. The cost of arbitration will be allocated as determined by the arbitrator.

		10.7.1.3	The Parties will continue to perform their obligations under this Agreement during the adjudication of any dispute by arbitration.

10.7.2	file a lawsuit with the people’s court of the place where the defendant is domiciled. All expenses arising from the lawsuit (including without limitation fees for legal and accounting service, auditing, insurance, notarization, appraisal, evaluation, and registration) shall be borne by the losing Party.

[The space below has been intentionally left blank.]

IN WITNESS WHEREOF, each of the Parties have executed or caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

Zhengzhou General Construction Investment Co., Ltd

(Company Seal)

By:
Name:
Title:

Zhengzhou Jiantou Engineering Consulting Co., Ltd

(Company Seal)

By:
Name:
Title:

Henan Xinyuan Real Estate Co., Ltd

(Company Seal)

By:
Name:
Title:

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd

(Company Seal)

By:
Name:
Title:

Appendix I

Profit Distribution Plan

of Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd.

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (Company) held its fourth shareholders meeting in one of the Company’s conference rooms on 25 September 2009. Zhang Yong, Qin Guangyuan and Chen Min attended the meeting as shareholders’ authorized representatives, collectively representing 100% of the Company’s shares. The Company’s supervisors also attended the meeting without any voting rights. The meeting was convened in accordance with all applicable laws and regulations and the Company’s articles of association. Further, the following resolution passed by the authorized representatives present at the meeting is legal and valid:

Approval of the Profit Distribution Plan of the Company

1.	The internal financial statements of the Company, as of 31 August 2009, stipulate that the Company made RMB 331,354,000 in after-tax profits which are distributable to the shareholders.

2.	The shareholders approve the distribution of RMB 331,354,000 in profits to each of the shareholders in proportion to their respective shareholding percentages, subject to compliance with the relevant laws and regulations and accounting principles. Of this amount, RMB 165,677,000 will be distributed to Zhengzhou General Construction Investment Co. Ltd., RMB 16,567,700 will be distributed to Zhengzhou Jiantou Engineering Consulting Co., Ltd. and RMB 149,109,300 will be distributed to Henan Xinyuan Real Estate Co., Ltd.

3.	The specific time for distribution of the profits hereunder shall be separately decided by the Parties.

Signatures of Shareholders’ Authorized Representatives, Seals of Shareholders:

Zhengzhou General Construction Investment Co., Ltd

(Company Seal)

Authorized Representative:

Henan Xinyuan Real Estate Co., Ltd

(Company Seal)

Authorized Representative:

Zhengzhou Jiantou Engineering Consulting Co., Ltd

(Company Seal)

Authorized Representative:

Appendix II

Summary of Project Information

No.	Project Name	Project Location	Land Area	Notes

1	Zi Jin Yuan

2	International City Garden

3	City Apartment

4	International Plaza

5	Yi Pin Xiang Shan